Exhibit 99.15

NICE Actimize X-Sight DataIQ ClarityKYC Wins Best Data Solution for Regulatory
Compliance in A-Team Group’s 2023 Data Management Insight Awards

Leveraging advanced AI, X-Sight DataIQ ClarityKYC intelligently orchestrates the aggregation of data from a comprehensive variety of resources

Hoboken, NJ, October 31, 2023 – NICE Actimize, (Nasdaq: NICE) was named a winner in A-Team Group's  Data Management Insight Awards USA 2023 in the category for Best Data Solution for Regulatory Compliance. NICE Actimize’s X-Sight DataIQ ClarityKYC was the recipient of the most online votes in its category derived from reader/online nominations from within the data management community and verified by A-Team Group editors and its advisory board.

NICE Actimize’s X-Sight DataIQ ClarityKYC is a SaaS workflow solution that automates data aggregation and simplifies KYC for financial services organization users. The solution facilitates compliance with KYC/Anti-Money Laundering (AML) requirements by integrating disparate datasets and streamlining the customer identification, due diligence, and credit investigation process.

“Customer onboarding is a critical first step in any financial services organization’s risk management strategy. Onboarding new customers and conducting ongoing reviews presents numerous competitive challenges, which include manual and error-prone processes, long onboarding times which result in longer time to revenue for the banks, and no practical way to make sure the bank’s global regulatory policies are met in an auditable process,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize’s DataIQ ClarityKYC addresses these issues effectively. We thank the A-Team group and the data management community for recognizing the innovation we offer with X-Sight DataIQ.”

“These awards recognize both established solution vendors and innovative newcomers providing leading data management solutions, services, and consultancy to capital markets participants across North America. Congratulations go to NICE Actimize for winning Best Data Solution for Regulatory Compliance,” said Angela Wilbraham, CEO of A-Team Group and host of the Data Management Insight Awards USA 2023.

X-Sight DataIQ ClarityKYC leverages AI-powered technologies to access traditional content while intelligently orchestrating data from various global data sources. X-Sight DataIQ Clarity reduces the amount of effort needed to conduct research. Long IT integration projects and tasks formerly done manually or requiring steps can be completed quickly, automatically saving time and effort while enabling teams to comply with confidence while reducing customer friction.

To read more about NICE Actimize’s X-sight DataIQ solutions, click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it has never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.